WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04024299

April 6, 2004

SEC MAIL RECEIVED PROCESSING
APR 07 2004
WASH. D.C. 158 SECTION

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on April 2, 2004, and (ii) one (1) announcement released to the LSE on April 5, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Gerald Coviello
Authorized Representative

dlw 4/13

Enclosures

Issued: 5 April 2004

DIRECTOR'S SHAREHOLDING

The Company has been informed that, upon appointment as a director on 5 April 2004, Mark McKeon holds 2280 Ordinary shares of 25p each.

For further information, please contact:
Helen Baker Tel. 020 7268 2867

Issued: 5 April 2004

DIRECTOR'S SHAREHOLDING

The Company has been informed that, upon appointment as a director on 5 April 2004, Mark McKeon holds 2280 Ordinary shares of 25p each.

For further information, please contact:
Helen Baker Tel. 020 7268 2867

Issued: Friday 2 April 2004

MARKS & SPENCER STEPS UP PACE OF BUSINESS TRANSFORMATION

Marks & Spencer today announces a review of its network of head office and financial services operations in order to create a faster, more efficient customer facing business. This forms a major part of Marks & Spencer's ongoing plan to accelerate business transformation and will cover structure and processes.

The review will work alongside elements of the plan designed to enhance and extend our offer to more customers. These include initiatives such as: the roll-out of Simply Food stores; the launch of the &more credit and loyalty card; continuing developments in Clothing; opening of Marks & Spencer Lifestore; increasing product choice in High Street stores and the store development programme.

As a result of preliminary indications from the review, it is anticipated that around 500 jobs may be lost from a total number of 5,000 in the forthcoming financial year (2004/5). It is also anticipated that a further 500 may be lost in the following financial year (2005/6) as a result of technological enablement and outsourcing.

Head Office locations at Baker Street; Stockley Park; Salford Quays, Manchester (3,500 employees) and financial services in Chester (1,500 employees) in head and back office functions will be included. The approximately 58,000 customer assistants and managers in stores will not be affected.

The review is not complete and will be subject to a consultation process with our employees, which we anticipate commencing in May. Through this period, the Company will do all it can to support those affected by any changes.

The potential loss of the initial 500 jobs could generate in the region of £25m in annualised savings, before incurring a one-off cost. We will update on this figure and any other potential savings arising from the review, in due course.

Roger Holmes, Chief Executive, Marks & Spencer, said: "This is an integral part of our plan to kick-start the next stage in the transformation of the business. It is also an important step in creating a more efficient organisation and serving our customers better. We recognise this will be a challenging time for our people and we will do our best to support them through this period. "

For further information, please contact:

Media Enquiries

Clair Foster/Sue Sadler	Corporate Press	020 7268 8323/8642/1919
Lisa Attenborough	Corporate PR	020 7268 6166

Analyst Enquiries

Tony Quinlan		020 7268 4195
Damian Evans		020 7268 1563

Issued: Friday 2 April 2004

MARKS & SPENCER STEPS UP PACE OF BUSINESS TRANSFORMATION

Marks & Spencer today announces a review of its network of head office and financial services operations in order to create a faster, more efficient customer facing business. This forms a major part of Marks & Spencer's ongoing plan to accelerate business transformation and will cover structure and processes.

The review will work alongside elements of the plan designed to enhance and extend our offer to more customers. These include initiatives such as: the roll-out of Simply Food stores; the launch of the &more credit and loyalty card; continuing developments in Clothing; opening of Marks & Spencer Lifestore; increasing product choice in High Street stores and the store development programme.

As a result of preliminary indications from the review, it is anticipated that around 500 jobs may be lost from a total number of 5,000 in the forthcoming financial year (2004/5). It is also anticipated that a further 500 may be lost in the following financial year (2005/6) as a result of technological enablement and outsourcing.

Head Office locations at Baker Street; Stockley Park; Salford Quays, Manchester (3,500 employees) and financial services in Chester (1,500 employees) in head and back office functions will be included. The approximately 58,000 customer assistants and managers in stores will not be affected.

The review is not complete and will be subject to a consultation process with our employees, which we anticipate commencing in May. Through this period, the Company will do all it can to support those affected by any changes.

The potential loss of the initial 500 jobs could generate in the region of £25m in annualised savings, before incurring a one-off cost. We will update on this figure and any other potential savings arising from the review, in due course.

Roger Holmes, Chief Executive, Marks & Spencer, said: "This is an integral part of our plan to kick-start the next stage in the transformation of the business. It is also an important step in creating a more efficient organisation and serving our customers better. We recognise this will be a challenging time for our people and we will do our best to support them through this period. "

For further information, please contact:

Media Enquiries		
Clair Foster/Sue Sadler	Corporate Press	020 7268 8323/8642/1919
Lisa Attenborough	Corporate PR	020 7268 6166
Analyst Enquiries		
Tony Quinlan		020 7268 4195
Damian Evans		020 7268 1563